Taro Shareholders Approve Merger with Sun Pharma

Mumbai, India and New York, USA May 23, 2024 – Sun Pharmaceutical Industries Limited (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and/or associates referred as “Sun Pharma”) and Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced that the merger agreement between Taro and Sun Pharma was approved by the affirmative vote of Taro shareholders (including a vote of the majority of shares held by Taro shareholders unaffiliated with Sun Pharma) at an Extraordinary General Meeting and an Ordinary Class Meeting on May 22, 2024. The details of the merger agreement were announced on January 17, 2024.

Dilip Shanghvi, Managing Director of Sun Pharma, said, “We are pleased with the approval by Taro’s shareholders, which, subject to the remaining closing conditions, will enable Taro to merge with Sun. The combined entity will enable us to better serve the needs of patients, healthcare professionals and our customers around the world.”

Uday Baldota, Chief Executive Officer of Taro, said, “Throughout our fifteen-year relationship with Sun Pharma, Taro has benefited from their global scale and resources. This merger will further enable us to compete effectively in our products and markets.”

Upon completion of the merger, currently expected to close in approximately 35 days (subject to the satisfaction or waiver of certain closing conditions), Taro will become a privately held company wholly owned by Sun Pharma and soon after its shares will be de-listed from the NYSE.

About Sun Pharmaceutical Industries Limited (CIN - L24230GJ1993PLC019050)

Sun Pharma is a leading global specialty generics company with presence in Innovative products, Generics and Consumer Healthcare products. It is the largest pharmaceutical company in India and is a leading generic company in the US as well as Global Emerging Markets. Sun’s high growth Global Specialty portfolio spans innovative products in dermatology, ophthalmology, and onco-dermatology and accounts for over 18% of company sales. The company’s vertically integrated operations deliver high-quality medicines, trusted by physicians and consumers in over 100 countries. Its manufacturing facilities are spread across six continents. Sun Pharma is proud of its multi-cultural workforce drawn from over 50 nations. For further information, please visit www.sunpharma.com and follow us on “X” @SunPharma_Live

About Taro Pharmaceutical Industries Ltd. (NYSE: TARO)

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com

Forward-Looking Statements

This announcement contains forward-looking statements, including, but not limited to, the anticipated timing of closing the transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Agreement, or if one or more of the various closing conditions to the merger are not satisfied or waived, or if the regulatory review process takes longer than anticipated and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3, including the amendments thereto (which include the proxy statement) filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://taro.gcs-web.com/.

Investor Relations Contacts

Sun Pharmaceutical Industries Limited

Investor Contact:

Dr. Abhishek Sharma

Tel: +91 22 4324 4324, Xtn 2929

Tel Direct: +91 22 4324 2929

Mobile: +91 98196 86016

E-mail: abhi.sharma@sunpharma.com

Media Contact:

Gaurav Chugh

Tel: +91 22 4324 4324, Xtn 5373

Tel Direct: +91 22 4324 5373

Mobile: +91 98104 71414

E-mail: gaurav.chugh@sunpharma.com

Media Contact (US):

Janet Metz

Mobile +1 609-389-3044

E mail: janet.metz@sunpharma.com

Taro Pharmaceutical Industries Ltd.

Contact:

William J. Coote
VP, CFO

(914) 345-9001

William.Coote@taro.com